Filed by Archipelago Holdings, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:
Archipelago Holdings, Inc.
(Commission File No. 001-32274)
The New York Stock Exchange, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

October 24, 2005

Date of report (Date of earliest event reported)

Archipelago Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-32274	86-1075595
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

100 South Wacker Drive, Suite 1800, Chicago, IL 60606

(Address of Principal Executive Offices)

(312) 960-1696

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written Communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240. 13e-4(c))

Item 2.02	RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On October 24, 2005, Archipelago Holdings, Inc. (“Archipelago”) issued a press release announcing its third quarter 2005 results. The press release is attached hereto as Exhibit 99.1. The information furnished herein pursuant to Item 2.02, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities under that Section and shall not be deemed to be incorporated by reference into any filing of Archipelago under the Securities Act of 1933 or the Exchange Act.

In the attached press release, Archipelago uses non-GAAP financial measures of operating performance. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure, calculated and prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Non-GAAP financial measures do not replace and are not superior to the presentation of Archipelago’s GAAP financial results, but are provided to present the effects of direct costs recorded by Archipelago in connection with its proposed merger with the New York Stock Exchange, Inc. (“NYSE”), and to improve overall understanding of Archipelago’s current financial performance and its prospects for the future. Specifically, Archipelago believes the non-GAAP financial results provide useful information to both management and investors regarding certain additional financial and business trends relating to financial condition and operating results. In addition, Archipelago’s management uses these measures for reviewing financial results and evaluating financial performance.

Forward Looking Statements

Certain statements in this filing may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Archipelago’s current expectations and involve risks and uncertainties that could cause Archipelago’s actual results to differ materially from those set forth in the statements. There can be no assurance that such expectations will prove to be correct. Factors that could cause Archipelago’s results to differ materially from current expectations include: general economic and business conditions, industry trends, competitive conditions, regulatory developments as well as other risks or factors identified in the Company’s filings with the Securities Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 which is available on the Company’s website at http://www.archipelago.com. You should not place undue reliance on forward-looking statements, which speak only as of the date of this filing. Except for any obligation to disclose material information under the Federal securities laws, Archipelago undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this filing.

Important Merger Information

In connection with the proposed merger of Archipelago and the NYSE, the parties filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on July 21, 2005 (as amended on September 14, 2005 and October 24, 2005)  containing a preliminary joint proxy statement/prospectus regarding the proposed transaction.  The registration statement has not yet become effective.  The parties will file other relevant documents concerning the proposed transaction with the SEC.  INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY THE PARTIES WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE, at the SEC’s website (http://www.sec.gov) as they are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

Archipelago, NYSE and their respective directors and executive officers and other members of management and

2

employees may be deemed to be participants in the solicitation of proxies from Archipelago shareholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.  Additional information regarding the interests of such potential participants is also included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.  This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit 99.1	Press Release of Archipelago Holdings, Inc. dated October 24, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 24, 2005	Archipelago Holdings, Inc.

/s/ Nelson Chai
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release of Archipelago Holdings, Inc. dated October 24, 2005

3

Exhibit 99.1

Archipelago Announces Third Quarter 2005 Results

CHICAGO, October 24, 2005 — /PRNewswire-FirstCall/ — Archipelago Holdings, Inc. (PCX: AX), owner and operator of the Archipelago Exchange® (ArcaEx®), the nation’s first totally open, all-electronic stock exchange, reported net income of $7.8 million, or $0.16 per diluted share, for the third quarter of 2005, up from the $3.0 million net income, or $0.06 per diluted share, recorded in the second quarter of 2005.

During this quarter, Archipelago continued to incur costs in connection with its announced merger with the New York Stock Exchange (NYSE).  For the third quarter of 2005, the NYSE merger costs totaled $3.0 million.  Excluding these merger costs, diluted earnings per share would have been $0.20.  A full reconciliation of this item is included in the attached table entitled “Reconciliation of non-GAAP financial measures to GAAP measures.”

On September 26, 2005, Archipelago completed the acquisition of PCX Holdings, Inc. and its subsidiaries. In connection with this acquisition, the Securities and Exchange Commission entered an order under which Archipelago undertook to divest its introducing broker, Wave Securities, by December 31, 2005. Accordingly, the results of operations and financial condition of Wave Securities are presented as discontinued. To allow for accurate financial performance comparisons going forward, all historical periods have been conformed to this presentation.

“The significant event of this quarter was the closing of our acquisition of PCX Holdings and the forthcoming opportunity to bring Archipelago’s equities success to the options marketplace.  As you know, we believe there is great opportunity in this area,” commented Jerry Putnam, Chairman and CEO of Archipelago. “We also continued to enhance functionality, speed, connectivity, and reliability in our core equity trading products and expect to continue to leverage these advances for options trading.”

Third Quarter Financial Highlights

•                  Total revenues for the third quarter of 2005 were $114.1 million as compared to $119.7 million for the second quarter of 2005 and $116.0 million for the third quarter of 2004.

•                  Gross margins were $47.6 million for the third quarter of 2005 as compared to $50.4 million for the second quarter of 2005 and $44.7 million for the third quarter of 2004.

•                  As a percentage of total revenues, gross margins were down slightly at 41.7% for the third quarter of 2005 as compared to 42.1% for the second quarter of 2005 and up from 38.5% for the third quarter of 2004.

•                  Indirect expenses decreased to $37.9 million for the third quarter of 2005 from $47.9 million for the second quarter of 2005 and were up from third quarter 2004 indirect expenses of $32.2 million. Indirect expenses were down sequentially by $10.0 million primarily due to a $5.4 million decrease of NYSE merger expenses and a $5.5 million decrease of discretionary marketing and promotion expenses.

•                  As of September 30, 2005, Archipelago had $133.5 million of cash and cash equivalents and no long-term debt obligations.

Third Quarter Volume Highlights

•                  Total U.S. market volumes decreased to 252.1 billion shares for the third quarter of 2005 from 258.6 billion shares for the second quarter of 2005. Clients executed 34.6 billion shares, or 13.7% of total U.S. equity securities, on ArcaEx during the third quarter of 2005 compared to 35.6 billion shares, or 13.8%, for the second quarter of 2005 and 32.8 billion, or 14.8%, for the third quarter 2004.

•                  ArcaEx market share in Nasdaq-listed stocks was 23.0% for the third quarter 2005 – largely inline with the 23.1% recorded in the second quarter of 2005, but down from the 26.5% recorded in the third quarter of 2004.

•                  ArcaEx market share increased to 3.7% in NYSE-listed stocks from 3.3% for the second quarter of 2005 and 1.8% for the third quarter in 2004.

•                  ArcaEx market share increased to 30.8% in AMEX-listed stocks from 29.7% for the second quarter of 2005 and 26.2% for the third quarter of 2004.

•                  ArcaEx ETF volume grew to 6.4 billion shares, up from 6.2 billion shares for the second quarter of 2005 and 4.2 billion for the third quarter of 2004.

•                  The third quarter’s 88.8% internal match rate was in line with a second quarter 2005 rate of 88.9%.  This compares favorably to a third quarter 2004 internal match rate of 87.1%.

Third Quarter Business Highlights

•                  Archipelago announced the closing of its acquisition of PCX Holdings, Inc. and its subsidiaries, the Pacific Exchange, Inc. and PCX Equities, Inc – officially providing a platform for the options business.

•                  The Archipelago Exchange announced that Barclays Global Investors (BGI), a worldwide leader in exchange traded funds (ETFs), plans to transfer the listing of 20 of its iShares® exchange-traded products to ArcaEx.

•                  The Archipelago Exchange added six listings – three of which are exclusive listings.

•                  Archipelago continued to take share in listed stocks and demonstrate leadership in the ETF space.

To supplement Archipelago’s consolidated financial statements prepared in accordance with United States generally accepted accounting principles (GAAP) and to better reflect period-over-period comparisons, Archipelago uses non- GAAP financial measures of operating performance. A non-GAAP financial measure is a numerical measure of performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure, calculated and presented in accordance with GAAP. Non-GAAP financial measures do not replace and are not superior to the presentation of GAAP financial results but are provided to present the effects of direct costs recorded by Archipelago in connection with its announced merger with the NYSE and to improve overall understanding of the company’s current financial performance and its prospects for the future. Specifically, Archipelago believes the non-GAAP financial results provide useful information to both management and investors regarding certain additional financial and business trends relating to financial condition and operating results. In addition, management uses these measures for reviewing financial results and evaluating financial performance.

Important Acquisition Information with Respect to Archipelago’s Merger with the NYSE

In connection with the proposed merger of Archipelago and the NYSE, the parties filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on July 21, 2005, as amended on September 14, 2005 and October 24, 2005, containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The registration statement has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC.

Such final documents, however, are not currently available. ARCHIPELAGO’S SHAREHOLDERS AND MEMBERS OF THE NYSE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY THE PARTIES WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Archipelago’s shareholders and members of the NYSE are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE, at the SEC’s website (http://www.sec.gov) as they are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago stockholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants are included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Archipelago

Archipelago Holdings (PCX: AX) operates the Archipelago Exchange® (ArcaEx®) the first totally open all-electronic stock exchange in the United States. ArcaEx trades all Nasdaq-listed equity securities and exchange listed equity securities, including those listed on the New York Stock Exchange®, American Stock Exchange®, and Pacific Exchange®. In addition to offering core execution services, ArcaEx provides corporate clients with listing services and innovative data products. In 2004, Archipelago launched ArcaVision to provide corporate and trading clients with more transparent market data, analytical tools and access to market-wide and ArcaEx specific trading information. Archipelago Holdings completed its initial public offering in August 2004. For more information please visit www.archipelago.com.

Certain statements in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Archipelago’s current expectations and involve risks and uncertainties that could cause Archipelago’s actual results to differ materially from those set forth in the statements. There can be no assurance that such expectations will prove to be correct. Factors that could cause Archipelago’s results to differ materially from current expectations include: general economic and business conditions, industry trends, competitive conditions, regulatory developments as well as other risks or factors identified in the Company’s filings with the Securities Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 which is available on the Company’s website at http://www.archipelago.com. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, Archipelago undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Contacts:
Margaret Nagle, 312-442-7083 (Press)
Patrick Murphy, 312-442-7005 (Investor Relations)

Archipelago Holdings, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

(unaudited)

	Three months ended			Nine months ended
	September 30, 2005(a)	June 30, 2005	September 30, 2004	September 30,
				2005(a)	2004
Revenues
Transaction fees	$98,853	$103,703	$101,615	$310,323	$324,464
Market data fees	15,080	15,841	14,250	45,747	38,268
Listing fees	135	123	118	376	324
Total revenues	114,068	119,667	115,983	356,446	363,056

Cost of revenues
Liquidity payments	49,457	50,983	48,087	152,922	151,194
Routing charges	15,684	16,860	19,980	50,967	67,664
Clearance, brokerage and other transaction expenses	1,357	1,416	3,213	4,319	11,761
Total cost of revenues	66,498	69,259	71,280	208,208	230,619

Gross margin	47,570	50,408	44,703	148,238	132,437
Gross margin as a % of total revenues	41.7%	42.1%	38.5%	41.6%	36.5%

Indirect expenses
Employee compensation and benefits	12,135	12,446	9,526	35,681	28,639
Depreciation and amortization	5,262	4,996	4,071	14,855	18,308
Communications	4,803	4,885	4,228	14,322	11,729
Marketing and promotion	4,689	10,172	7,751	17,907	12,186
Legal and professional	3,121	2,354	2,644	8,465	8,282
NYSE merger costs	2,993	8,432	—	11,425	—
Occupancy	1,504	1,251	1,114	4,108	2,921
General and administrative	3,379	3,363	2,893	9,604	6,745
Total indirect expenses	37,886	47,899	32,227	116,367	88,810

Operating income	9,684	2,509	12,476	31,871	43,627
Interest and other, net	1,372	1,139	739	3,261	913
Income from continuing operations before income tax provision	11,056	3,648	13,215	35,132	44,540
Income tax provision	4,533	1,496	(1,883)	14,200	(1,883)
Income from continuing operations	6,523	2,152	15,098	20,932	46,423
Income from discontinued operations	1,238	884	2,017	3,030	9,992
Net income	7,761	3,036	17,115	23,962	56,415
Deemed dividend on convertible preferred shares	—	—	(9,619)	—	(9,619)
Net income attributable to common stockholders	$7,761	$3,036	$7,496	$23,962	$46,796

Basic earnings (loss) per share from:
Continuing operations	$0.14	$0.05	$0.36	$0.44	$1.22
Discontinued operations	0.03	0.02	0.05	0.06	0.26
Deemed dividend on convertible preferred shares	—	—	(0.23)	—	(0.25)
Basic earnings per share	$0.16	$0.06	$0.18 (b)	$0.51	$1.23 (b)

Diluted earnings (loss) per share from:
Continuing operations	$0.14	$0.04	$0.34	$0.44	$1.12
Discontinued operations	0.03	0.02	0.05	0.06	0.24
Deemed dividend on convertible preferred shares	—	—	(0.22)	—	(0.23)
Diluted earnings per share	$0.16	$0.06	$0.17 (b)	$0.50	$1.13 (b)

Basic weighted average shares outstanding	47,206	47,227	41,640 (b)	47,192	38,006 (b)
Diluted weighted average shares outstanding	48,292	48,171	43,994 (b)	48,106	41,360 (b)

(a)          Excludes the results of operations of PCX Holdings, Inc. and subsidiaries for the four-day period ended September 30, 2005. These results of operations were not material.

(b)         Adjusted to reflect our reorganization from a Delaware limited liability company to a Delaware corporation on August 11, 2004.

Archipelago Holdings, Inc.

Consolidated Statements of Financial Condition

(In thousands)

	September 30, 2005	December 31, 2004
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$116,267	$145,170
Accounts receivable, net	77,623	72,686
Total current assets	193,890	217,856

Fixed assets, net	65,429	44,738
Goodwill	131,865	131,865
Other intangible assets, net	107,235	92,169
Deferred tax asset, net	22,956	5,434
Other assets	10,164	7,774
Total non-current assets	337,649	281,980
Assets of discontinued operations	20,227	40,172
Total assets	$551,766	$540,008

Liabilities and Stockholders’ Equity
Liabilities:
Accounts payable and accrued expenses	$96,055	$58,710
Deferred tax liability	13,397	3,595
Capital lease obligations	1,916	1,545
Total current liabilities	111,368	63,850
Liabilities of discontinued operations	16,310	15,285
Total liabilities	127,678	79,135

Stockholders’ equity
Common stock	473	471
Additional paid-in capital	462,633	451,625
Treasury stock	(65,570)	—
Unearned stock-based compensation	(6,205)	(19)
Retained earnings	32,757	8,796
Total stockholders’ equity	424,088	460,873
Total liabilities and stockholders’ equity	$551,766	$540,008

Archipelago Holdings, Inc.

Consolidated Statements of Cash Flows

(In thousands)

(unaudited)

	Nine months ended September 30,
	2005	2004

Cash flows from operating activities:
Income from continuing operations	$20,932	$46,423
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of fixed assets	13,582	17,087
Amortization of intangible assets	1,273	1,221
Provision for doubtful accounts	(787)	(500)
Deferred taxes	5,832	(3,280)
Stock-based compensation	2,239	113
Tax benefit from stock option exercises	1,056	—
Changes in operating assets and liabilities:
Accounts receivable	14,675	403
Other assets	(1,822)	(7,226)
Accounts payable and accrued expenses	431	(30,955)
Net cash provided by operating activities of continuing operations	57,411	23,286
Net cash provided by operating activities of discontinued operations	5,560	27,115
Net cash provided by operating activities	62,971	50,401

Cash flows from investing activities:
Acquisition of business, net of cash acquired	(89,376)	—
Additions to fixed and other intangible assets	(20,922)	(19,837)
Net cash used in investing activities of continuing operations	(110,298)	(19,837)
Net cash provided by investing activities of discontinued operations	2,952	406
Net cash used in investing activities	(107,346)	(19,431)

Cash flows from financing activities:
Capital contribution from discontinued operations	24,000	17,000
Proceeds from initial public offering, net of underwriting discounts	—	67,646
Direct costs of initial public offering	—	(6,777)
Cash distribution to former Members	—	(24,613)
Principal payments under capital lease obligations	(1,545)	(1,756)
Proceeds from exercises of stock options	1,529	—
Repayment of note payable	—	(4,429)
Net cash provided by financing activities of continuing operations	23,984	47,071
Net cash used in financing activities of discontinued operations	(24,000)	(17,000)
Net cash provided by (used in) investing activities	(16)	30,071

Net increase (decrease) in cash and cash equivalents	(44,391)	61,041
Cash and cash equivalents at beginning of period	177,878	111,815
Cash and cash equivalents at end of period	133,487	172,856
Cash and cash equivalents of discontinued operations	17,220	27,926
Cash and cash equivalents of continuing operations	$116,267	$144,930

Archipelago Holdings, Inc.

Operating Data

(unaudited)

	Three months ended			Nine months ended
	September 30, 2005	June 30, 2005	September 30, 2004	September 30,
				2005	2004

Trading Days	64	64	64	189	188

Total U.S. market volume (millions of shares)(1)	252,130	258,625	221,085	773,602	730,466
Our total U.S. market volume (millions of shares)(1)	34,589	35,620	32,793	106,040	104,138

Our share of total U.S. market volume(1)(2)	13.7%	13.8%	14.8%	13.7%	14.3%
% of handled shares matched internally(3)	11.0%	11.1%	11.5%	11.0%	10.9%
% of handled shares routed out(3)	2.7%	2.7%	3.3%	2.7%	3.4%

Total volume of Nasdaq-listed securities (millions of shares)	105,797	113,955	99,937	341,990	334,541
Our total volume of Nasdaq-listed securities (millions of shares)	24,288	26,360	26,460	79,416	86,326

Our share of total volume of Nasdaq-listed securities(2)	23.0%	23.1%	26.5%	23.2%	25.8%
% of handled shares matched internally(3)	18.4%	18.5%	20.2%	18.5%	19.5%
% of handled shares routed out(3)	4.6%	4.6%	6.3%	4.7%	6.3%

Total volume of NYSE-listed securities (millions of shares)	128,241	127,745	104,025	381,179	339,646
Our volume in NYSE-listed securities (millions of shares)	4,721	4,239	1,843	12,087	5,547

Our share of total volume of NYSE-listed securities(2)	3.7%	3.3%	1.8%	3.2%	1.6%
% of handled shares matched internally(3)	2.8%	2.5%	1.2%	2.4%	1.0%
% of handled shares routed out(3)	0.9%	0.8%	0.6%	0.8%	0.6%

Total volume of AMEX-listed securities (millions of shares)	18,092	16,925	17,124	50,432	56,279
Our volume in AMEX-listed securities (millions of shares)	5,580	5,021	4,490	14,536	12,265

Our share of total volume on AMEX-listed secutities(2)	30.8%	29.7%	26.2%	28.8%	21.8%
% of handled shares matched internally(3)	26.3%	25.6%	22.7%	24.8%	18.5%
% of handled shares routed out(3)	4.5%	4.1%	3.5%	4.0%	3.3%

Our ETF volume (millions of shares)	6,376	6,215	4,190	17,533	11,019

Our U.S. equity transaction volume (thousands of transactions)	119,782	119,588	103,543	355,116	304,374

Our average U.S. equity transaction size (shares per transaction)	289	298	317	299	342
Our average U.S. equity transactions per day (thousands of transactions)	1,872	1,869	1,618	1,879	1,619

Our average transaction-related revenue (per share)(4)	$0.0029	$0.0029	$0.0031	$0.0029	$0.0031
Our average transaction-related cost of revenue (per share)(5)	$0.0019	$0.0019	$0.0021	$0.0019	$0.0021
Our average transaction-related gross margin (per share)(6)	$0.0010	$0.0010	$0.0010	$0.0010	$0.0010

% of customer order volume matched internally(7)	88.8%	88.9%	87.1%	88.7%	86.3%
% of customer order volume routed out(7)	11.2%	11.1%	12.9%	11.3%	13.7%

(1)         U.S. market volume is calculated based on the number of shares of equity securities traded on the NYSE, AMEX and Nasdaq, including exchange-traded funds, as reported in the consolidated tape. The “consolidated tape” is the system that continuously provides the last sale price and volume of securities transactions in listed securities to the public.

(2)         Our market share is calculated based on the number of shares handled on the Archipelago system as a percentage of total volume.  For example, if a customer’s 10,000 share buy order is matched with another customer’s 10,000 share sell order in our internal liquidity pool, our handled volume will be 10,000 shares. If the buy or sell order were routed out, our handled volume would still be 10,000 shares.

(3)         Represents our share of the total volume of such securities handled on ArcaEx that was either matched internally on ArcaEx or routed out to an external market center.

(4)         The per share amount is calculated based on our total revenues derived from transaction fees of $98.9 million, $103.7 million and $101.6 million for the three months ended September 30, 2005, June 30, 2005 and September 30, 2004, respectively, and $310.3 million and $324.5 million for the nine months  ended September 30, 2005 and 2004, respectively.

(5)         The per share amount is calculated based on our cost of revenues derived from transaction fees, which consist of routing charges and liquidity payments, of $65.1 million, $67.8 million and $68.1 million for the three months ended September 30, 2005, June 30, 2005 and September 30, 2004, respectively, and $203.9 million and $218.9 million for the nine months ended September 30, 2005 and 2004, respectively. The cost of revenue from transaction fees used in the per share computation does not include clearance, brokerage and other transaction expenses.

(6)         The per share amount is calculated based on our net revenues received from transaction fees, and our total U.S. market volume for the relevant period.

(7)         The percentage of customer order volume matched internally is calculated by dividing the volume of customer orders executed within our internal liquidity pool (including the volume of both buy orders and sell orders) by the total volume of customer orders (again including the volume of both buy orders and sell orders when such orders are matched internally).  The percentage of customer orders routed out is calculated by dividing the volume of customer orders routed to other market centers by the total volume of customer orders.

Archipelago Holdings, Inc.
Reconciliation of non-GAAP financial measures to GAAP measures for the three and nine months ended September 30, 2005
(In thousands, except per share data)

(unaudited)

We use non-GAAP financial measures of operating performance. Non-GAAP measures do not replace and are not superior to the presentation of our GAAP financial results but are provided to improve overall understanding of our current financial performance and our prospects for the future.

	Three months ended September 30, 2005	Nine months ended September 30, 2005

Income from continuing operations before income tax provision, GAAP	$11,056	$35,132
Add back:
NYSE merger costs	2,993	11,425
Income from continuing operations before income tax provision, non-GAAP	14,049	46,557
Income tax provision(1)	5,760	19,088
Income from continuing operations, non-GAAP	8,289	27,469
Income from discontinued operations	1,238	3,030
Net income, non-GAAP	$9,527	$30,499

Diluted earnings per share, GAAP	$0.16	$0.50
Net effect of adjustments	0.04	0.14
Diluted earnings per share, non-GAAP	$0.20	$0.63

Diluted weighted average shares outstanding	48,292	48,106

(1)          Using a 41.0% estimated effective tax rate.